Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three and six months ended June 30, 2017 included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2016 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 9, 2017.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2017 and 2016

Revenues

AC Immune generated revenues of CHF 0.8 million in the three months ended June 30, 2017, a decrease of CHF 19.2 million over the comparable period in 2016. AC Immune generated revenues of CHF 2.8 million in the six months ended June 30, 2017 a decrease of CHF 17.7 over the comparable period in 2016. The following table summarizes our revenues during the three and six months ended June 30, 2017 and 2016:

	For the Three Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Collaboration and license revenue	753	19,964	(19,211)
Total revenues	753	19,964	(19,211)

	For the Six Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Collaboration and license revenue	2,759	20,451	(17,692)
Total revenues	2,759	20,451	(17,692)

For the three months ended June 30, 2017, the decrease in collaboration revenues was principally due to two milestones reached in the second quarter of fiscal 2016. The Company recorded CHF 4.9 million for reaching a clinical milestone in a Phase 1b study in its agreement with Janssen. The Company also recognized CHF 14 million from its Anti-tau antibody agreement with Genentech as the first patient had been injected with the anti-tau antibody. In the three months ended June 30, 2017, the Company recognized CHF 1.0 million in research contribution revenues related to the Alpha synuclein and TDP-43 PET Imaging Tracers Biogen collaboration.

For the six months ended June 30, 2017, the decrease in collaboration revenues was principally due to two milestones reached in the second quarter of fiscal 2016. The Company recorded CHF 4.9 million for reaching a clinical milestone in a Phase 1b study in its agreement with Janssen. The Company also recognized CHF 14 million from its Anti-tau antibody agreement with Genentech as the first patient had been injected with the anti-tau antibody. For the six months ended June 30, 2017, the Company recognized an EUR 1 million (CHF 1.1 million) milestone payment invoiced to Piramal Imaging for the initiation of “Part B” of the first-in-man phase 1 clinical trial for PSP (Progressive Supranuclear Palsy) and CHF 1.8 million in research contribution revenues related to the Alpha-synuclein and TDP-43 PET Imaging Tracers Biogen collaboration.

Research and Development Expenses

For the three and six months ended June 30, 2017, research and development expenses totaled CHF 6.8 million and CHF 14.3 million, respectively, compared with CHF 5.6 million and CHF 11.0 million for the same periods in 2016, respectively. This represents an increase of CHF 1.2 million and CHF 3.3 million, respectively. The following tables present the research and development expenses during the three and six months ended June 30, 2017 and 2016:

	For the Three Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	4,508	3,895	613
Salaries and related costs(2)	2,330	1,751	579
Total research and development expenses	6,838	5,646	1,192

	For the Six Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses(1)	9,798	7,747	2,051
Salaries and related costs(2)	4,515	3,271	1,244
Total research and development expenses	14,313	11,018	3,295

(1)	Includes depreciation expense

(2)	Includes share-based compensation

The increase in research and development programs is primarily driven by the new discovery programs and the two ACI 24 programs. The following tables present the research and development expenses by major development program during the three and six months ended June 30, 2017 and 2016:

	For the Three Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Alzheimer’s Disease	1,726	2,360	(634)
Non-Alzheimer’s diseases	610	397	213
Diagnostics	298	139	159
Discovery	1,568	723	845
Total programs	4,202	3,619	583
R&D expenses not allocated to specific programs	2,636	2,027	609
Total	6,838	5,646	1,192

	For the Six Months Ended June 30,
	2017	2016	Change
Alzheimer’s Disease	3,967	4,982	(1,015)
Non-Alzheimer’s diseases	1,382	673	709
Diagnostics	746	416	330
Discovery	3,106	1,218	1,888
Total programs	9,201	7,289	1,912
R&D expenses not allocated to specific programs	5,112	3,729	1,383
Total	14,313	11,018	3,295

The CHF 0.6 million and 1.0 million decrease in investments in Alzheimer’s disease programs predominantly relates to two different royalty license fees totaling CHF 0.6 million to KU Leuven for AC Immune achieving multiple milestones. AC Immune also incurred CHF 0.6 million in manufacturing costs related to the Tau Vaccine.

General and administrative expenses

General and administrative expenses amounted to CHF 2.2 million and CHF 4.5 million in the three and six months ended June 30, 2017 compared with CHF 1.9 million and CHF 2.8 million in the same periods in 2016, respectively. This represents an increase of CHF 0.3 million and CHF 1.8 million for the respective periods. The increase is related to operating and salary related expenses for the three and six months ended June 30, 2017. The following tables present the general and administrative expenses for the three and six months ended June 30, 2017 and 2016:

	For the Three Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses	942	1,283	(341)
Salaries and related costs(1)	1,226	568	658
Total general and administrative expenses	2,168	1,851	317

	For the Six Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Operating expenses	2,045	1,689	356
Salaries and related costs(1)	2,489	1,061	1,428
Total general and administrative expenses	4,534	2,750	1,784

(1)	Includes share-based compensation

Related-Party Transactions

Related parties comprise of the Board of Directors and the Executive Management.

	For the Three Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Short-term employee benefits (1)	772	523	249
Post-employment benefits	34	39	(5)
Share-based compensation	92	15	77
Total	898	577	321

	For the Six Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Short-term employee benefits (1)	1,244	984	260
Post-employment benefits	71	77	(6)
Share-based compensation	92	30	62
Total	1,407	1,091	316

(1)	The three and six months ended June 30, 2016 short-term employee benefits were revised to conform with current period presentation. Short-term employee benefits comprise of salaries, bonus, social security and expense allowances.

The Company granted 113,993 options to its new Chief Financial Officer, Joerg Hornstein, in April 2017. These represented all options granted as of and for the three and six months ended June 30, 2017 and 2016, respectively, to the Directors and Executive Management of the Company.

For the six months ended June 30, 2017, the Company granted 4,023 Restricted Shares as part of a Restricted Share Award to one of our Directors in accordance with our 2016 Stock Option and Incentive Plan.

Financial results, net

The following table presents the net financial income and expenses during the three and six months ended June 30, 2017 and 2016:

	For the Three Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Finance income	465	589	(124)
Interest expense	(74)	-	(74)
Finance costs:
Remeasurement losses – cash	(4,461)	-	(4,461)
Other finance costs	(4)	(112)	108
Total financial income/(expense)	(4,074)	477	(4,551)

	For the Six Months Ended June 30,
	2017	2016	Change
	(in CHF thousands, unaudited)
Finance income	922	207	715
Interest expense	(75)	-	(75)
Finance costs:
Remeasurement losses – cash	(6,535)	-	(6,535)
Other finance costs	(6)	(116)	110
Total financial income/(expense) )	(5,694)	91	(5,785)

In the three and six months ended June 30, 2017, the Company reported a CHF 4.0 million and CHF 5.7 million net financial loss compared with net financial income of CHF 477 thousand and CHF 91 thousand in the same periods in 2016, a difference of CHF 4.6 million and CHF 5.8 million, respectively. The key driver for the higher financial costs during the three and six months ended June 30, 2017 were net unrealized losses of CHF 4.0 million and CHF 5.7 million, respectively on foreign currency cash balances incurred in the three and six months ended June 30, 2017 due to a weakening of the USD relative to the CHF at the end of the second quarter compared with foreign exchange income of CHF 594 thousand and CHF 205 thousand in the same periods in 2016, respectively, for cash.

Earnings/(loss) per share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
in CHF thousands except share and per share data
Net income/(loss) attributable to equity holders of the Company
Earnings/(loss) per share (EPS):	(12,327)	12,944	(21,782)	6,774
Basic earnings/(loss) for the period attributable to equity holders	(0.22)	0.27	(0.38)	0.14
Diluted earnings/(loss) for the period attributable to equity holders	(0.22)	0.25	(0.38)	0.13
Weighted-average number of shares used to compute EPS basic	57,048,187	48,017,453	56,951,306	47,209,976
Weighted-average number of shares used to compute EPS diluted	57,048,187	51,096,175	56,951,306	50,465,568

For the three and six months ended June 30, 2017 and 2016 basic and diluted earnings/(loss) per share is based on the weighted average number of shares issued and outstanding. Weighted-average shares outstanding exclude antidilutive shares underlying options and non-vested restricted shares that totaled 1,412,227 and 112,127 from the computation of diluted earnings/(loss) per common share for the three months ended June 30, 2017 and 2016, respectively. Weighted-average shares outstanding exclude antidilutive shares underlying options and non-vested restricted shares that totaled 1,564,907 and 118,569 from the computation of diluted earnings/(loss) per common share for the six months ended June 30, 2017 and 2016, respectively.

Liquidity and Capital Resources

Our operations have been financed primarily by proceeds from the collaboration and license agreements we have with a number of partners, including Genentech, Janssen and Piramal Imaging, research grants awarded to us and net proceeds from the issuance of common shares and preferred shares including the net proceeds raised in our initial public offering (“IPO”) in the third quarter of fiscal 2016. As of June 30, 2017, we had cash and cash equivalents of CHF 124.2 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the ongoing Phase 1b clinical study, material increases in spending on ACI-24 in AD to fund a Phase 2 study, ACI-24 in Down syndrome, our PET imaging candidates focused on alpha-synuclein and TDP-43 which we are developing together with Biogen and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2017	2016	Change
	(in CHF thousands)
Net cash provided by (used in):
Operating activities	(20,912)	(7,202)	(13,710)
Investing activities	(1,564)	(307)	(1,257)
Financing activities	91	13,159	(13,068)
Net change in cash and cash equivalents	(22,385)	5,650	(28,035)

Operating activities

Net cash used in operating activities was CHF 20.9 million for the six months ended June 30, 2017 compared with net cash used in operating activities of CHF 7.2 million for the six months ended June 30, 2016. The change in cash used in operating activities in the first six months of 2017 was due to (i) the Company’s reporting net loss of CHF 21.8 million for six months ended June 30, 2017 compared with net income of CHF 6.8 million for the same period in 2016 driven by (i) the research and development costs in the first half of 2017, (ii) an increase in prepaid expenses primarily related to administrative expenses of CHF 700 thousand, and (iii) the decrease in accounts payable and accrued expenses due to increased research expense payments in the first half of 2017 compared to the first half of 2016.

Investing activities

Net cash used in investing activities rose to CHF 1.6 million for the six months ended June 30, 2017 compared with net cash used in investing activities of CHF 0.3 million in the six months ended June 30, 2016 due to increased capital expenditures to strengthen our manufacturing and research infrastructure.

Financing activities

Net cash provided by financing activities was CHF 91 thousand for the six months ended June 30, 2017 compared with net cash provided by financing activities of CHF 13.2 million for the six months ended June 30, 2016. The decrease is driven by a Q2 2016 capital increase that was not repeated in the first half of 2017.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of and commercialize our current or any future product candidates. As of June 30, 2017, we had cash balances totaling CHF 124.2 million. The decrease relative to December 31, 2016 is due to an increase in research and development spend on our major discovery and development programs and the strengthening of the company’s infrastructures, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements up to the first quarter of 2019.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the six months ended June 30, 2017, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than USD 1.00 billion in annual revenue, have more than USD 700 million in market value of our common shares held by non-affiliates or issue more than USD 1.00 billion of non-convertible debt over a three-year period.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Income (Loss) and Adjusted Earnings (Loss) per share when monitoring and evaluating our operational performance. Adjusted Income (Loss) is defined as income (loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Earnings (Loss) per share is defined as Adjusted Income (Loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results. These non-IFRS financial measures are not meant to be considered alone or substitute for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income (loss). The following table reconciles net income (loss) to Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and

Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
in CHF thousands except for share and per share data
Income/(Loss)	(12,327)	12,944	(21,782)	6,774
Adjustments:
Non-cash share-based payments (a)	154	98	254	150
Foreign currency (gains)/losses (b)	3,997	(589)	5,615	(207)
Adjusted Income/(loss)	(8,176)	12,453	(15,913)	6,717

Earnings/(Loss) per share – basic	(0.22)	0.27	(0.38)	0.14
Earnings/(Loss) per share – diluted	(0.22)	0.25	(0.38)	0.13
Adjustment to earnings/(loss) per share - basic	0.08	(0.01)	0.10	0.00
Adjustment to earnings/(loss) per share - diluted	0.08	(0.01)	0.10	0.00
Adjusted Earnings (Loss) per share – basic	(0.14)	0.26	(0.28)	0.14
Adjusted Earnings(Loss) per share - diluted	(0.14)	0.24	(0.28)	0.13

Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – basic	57,048,187	48,017,453	56,951,306	47,209,976
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – diluted	57,048,187	51,096,175	56,951,306	50,465,568

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Adjustments for the three and six months ended June 30, 2017 were CHF 4.1 million and CHF 5.9 million, respectively. These were largely due to foreign currency remeasurement losses of CHF 4.0 million and CHF 5.6 million, respectively, predominantly related to the cash balance of the Company as a result of a weakening of the US Dollar against the Swiss Franc. The Company also recorded CHF 0.15 million and CHF 0.25 million for the three and six months, respectively, for share-based compensation expenses.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our annual report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in the our annual report on Form 20-F entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.